SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 5)*

TULARIK INC.

(Name of Issuer)

COMMON STOCK, $0.001 par value

(Title of Class of Securities)

899165104

(CUSIP Number)

David J. Scott

Senior Vice President,

General Counsel and Secretary

Amgen Inc.

One Amgen Center Drive

Thousand Oaks, CA 91320-1799

(805) 447-1000

with a copy to:

Charles K. Ruck, Esq.

Latham & Watkins

650 Town Center Drive

Twentieth Floor

Costa Mesa, California 92626-1925

(714) 540-1235

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

March 28, 2004

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(b)(3) or (4), check the following box: ☐ .

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on the following page)

SCHEDULE 13D

CUSIP No. 899165104	Page 2 of 10

1.	Name of Reporting Person. I.R.S. Identification No. of above person (entities only). Amgen Inc. I.R.S. Employer Identification No. 95-3540776

2.	Check the Appropriate Box if a Member of a Group (a) ☐ (b) ☐

3.	SEC Use Only

4.	Source of Funds OO

5.	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐

6.	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7. Sole Voting Power 13,952,885 8. Shared Voting Power 3,385,705(1) 9. Sole Dispositive Power 13,952,885 10. Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 17,338,590(1)

12.	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares	☐

13.	Percent of Class Represented by Amount in Row (11) 25.8%(2)

14.	Type of Reporting Person CO

(1)	Reflects shares subject to the Voting Agreement described in Item 3 hereof. Amgen expressly disclaims beneficial ownership of any of the shares of Common Stock covered by the Voting Agreement.

(2)	Based on the number of shares of Common Stock outstanding as of March 25, 2004 (as represented by Issuer in the Merger Agreement).

The statement on Schedule 13D filed by Amgen Inc. (“Amgen”) on June 5, 2003 (the “Initial Statement”) relating to the common stock, $0.001 par value per share (the “Common Stock”), of Tularik Inc., a Delaware corporation (the “Issuer”), as amended by an Amendment No. 1 thereto filed on July 1, 2003 and as amended by an Amendment No. 2 thereto filed on July 9, 2003, an Amendment No. 3 thereto filed on November 13, 2003 and an Amendment No. 4 thereto filed on November 17, 2003 (the Initial Statement as previously amended, the “Current Statement”), is hereby amended by this Amendment No. 5 to the Schedule 13D.

Unless otherwise indicated herein, each capitalized term used but not defined shall have the meaning ascribed to such term in the Current Statement.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Current Statement is hereby amended and supplemented to add the following:

Pursuant to an Agreement and Plan of Merger dated as of March 28, 2004 (the “Merger Agreement”), among Amgen, Arrow Acquisition, LLC, a Delaware limited liability company and wholly-owned subsidiary of Amgen (“Merger Sub”), and Issuer, and subject to the conditions set forth therein (including approval by the stockholders of Issuer and the expiration or termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976), Merger Sub will merge with and into Issuer, with Merger Sub remaining as the surviving entity (such events constituting the “Merger”).

As a result of the Merger, each outstanding share of Common Stock, other than shares owned by Amgen, Merger Sub or any wholly-owned subsidiary of Amgen or Merger Sub, will be converted into the right to receive a number of shares of Amgen common stock equal to an exchange ratio determined by dividing (i) $25 by (ii) the average of the per share closing prices of Amgen common stock as reported by The NASDAQ National Market for the ten trading days ending two trading days prior to the closing of the Merger, as adjusted to reflect a reclassification, stock split, stock dividend or distribution, recapitalization, merger, subdivision, issuer tender or exchange offer, or other similar transactions, rounded to the second decimal point, except that cash shall be paid in lieu of issuing any fractional shares of Amgen common stock as provided in the Merger Agreement (the “Merger Consideration”). Following the Merger, all outstanding shares of Common Stock will automatically be canceled and retired and cease to exist, and each certificate previously representing any shares of Common Stock shall thereafter represent the right to receive the Merger Consideration payable in respect of such shares of Common Stock.

As an inducement for Amgen to enter into the Merger Agreement and in consideration thereof, stockholders of the Issuer listed on Schedule B attached hereto (the “Stockholders”) entered into a Stockholder Voting Agreement dated as of March 28, 2004 (the “Voting Agreement”). The Stockholders beneficially own, in the aggregate, 3,385,705 shares of Common Stock (the “Shares”), all of which are subject to the Voting Agreement.

Pursuant to the Voting Agreement, the Stockholders have agreed, at any meeting of the holders of any class or classes of the capital stock of the Issuer (or any adjournment or postponement thereof) to vote the Shares (x) in favor of the approval of the terms of the Merger Agreement, the Merger and the other transactions contemplated by the Merger Agreement (and any actions required in furtherance thereof), (y) against any action, proposal, transaction or agreement that would result in a breach in any respect of any covenant, representation or warranty or any other obligation or agreement of the Issuer under the Merger Agreement or of such Stockholder contained in the Voting Agreement, and (z) except as otherwise agreed to in writing in advance by Amgen, against the following actions or proposals: (i) any Acquisition Proposal (as defined in the Merger Agreement); and (ii) (A) any change in the persons who constitute the board of directors of the Issuer that has not been previously approved by at least a majority of the persons who were directors of the Issuer as of the date of the Voting Agreement (or their successors who were so approved); (B) any change in the present capitalization of the Issuer or any amendment of the Issuer’s articles of incorporation or bylaws; (C) any other material change in the Issuer’s corporate structure or business; or (D) any other action or proposal involving the Issuer or any of its subsidiaries that is intended, or could reasonably be expected, to prevent, impede, interfere with, delay, postpone or adversely affect the transactions contemplated by the Merger Agreement. The Stockholders may elect how to vote the Shares on all other matters. As part of the Voting Agreement, the Stockholders granted an irrevocable proxy to Amgen with respect to the voting of the Shares for the matters covered by the Voting Agreement. Amgen did not pay additional consideration to the Stockholders in connection with the execution and delivery of the Voting Agreement.

The Voting Agreement terminates upon the earliest to occur of (i) the mutual consent of Amgen and such Stockholders, (ii) the effective time of the Merger, (iii) the date of termination of the Merger Agreement and (iv) the date of any modification, waiver or amendment to the Merger Agreement in a manner that materially reduces the Merger Consideration.

Amgen has also agreed to vote the shares of Company Common Stock held by it on the record date established for the Company Stockholders’ Meeting in favor of the approval of the Merger Agreement.

In connection with the Merger, certain employees of the Company have entered into employment agreements and non-competition agreements with Merger Sub to be effective upon consummation of the Merger.

Item 4. Purpose of Transaction.

Item 4 of the Current Statement is hereby amended and supplemented to add the following:

(a)-(b) Amgen, Merger Sub and the Issuer entered into the Merger Agreement to consummate the Merger. Once the Merger is consummated, the Issuer will cease to exist as a corporation and all of the business, assets, liabilities and obligations of the Issuer will be merged into Merger Sub, with Merger Sub remaining as the surviving entity (the “Surviving Entity”).

The purpose of the Voting Agreement is to commit the Stockholders to vote the Shares in favor of the Merger and thereby support the efforts of Amgen and the Issuer to consummate the transactions contemplated under the Merger Agreement.

In connection with the Merger, the Issuer amended the Issuer Rights Agreement to provide that no person, including Amgen and its affiliates, will be deemed an Acquiring Person (as such is defined in the Issuer Rights Agreement) as a result of the approval, execution or delivery of the Merger Agreement, the Voting Agreement or the transactions contemplated thereby.

(c) Not applicable.

(d) Upon the consummation of the Merger, the members of the managing board of Merger Sub immediately prior to the effective time of the Merger will be the members of the managing board of the Surviving Entity, until the earlier of their resignation or removal or until their respective successors are duly elected and qualified. Upon consummation of the Merger, the officers of Merger Sub immediately prior to the effective time of the Merger will be the initial officers of the Surviving Entity, until their respective successors are duly appointed.

(e) Other than as a result of the Merger described in Item 4(a) above, not applicable.

(f) Not applicable.

(g) At the effective time of the Merger, the Limited Liability Company Operating Agreement of Merger Sub, as in effect immediately prior to the effective time of the Merger, shall be the Limited Liability Company Operating Agreement of the Surviving Entity until thereafter changed or amended in accordance with applicable law.

(h)-(i) If the Merger is consummated as planned, the Common Stock will be deregistered under the Securities Act of 1933, as amended, and delisted from the NASDAQ National Market.

(j) Other than described above, Amgen currently has no plans or proposals which relate to, or may result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D (although Amgen reserves the right to develop such plans).

References to, and descriptions of, the Merger, the Merger Agreement and the Voting Agreement set forth herein are qualified in their entirety by reference to the copies of the Merger Agreement and the Voting Agreement, respectively, included as Exhibits 12 and 13, respectively, to the Current Statement, and such agreements are incorporated herein in their entirety where such references and descriptions appear.

Item 5. Interest in Securities of the Issuer.

Item 5 of the Current Statement is hereby amended and supplemented to add the following:

(a)-(b) As a result of the Voting Agreement, Amgen may be deemed to be the beneficial owner of 17,338,590 shares of Common Stock. Such Common Stock constitutes approximately 25.8% of the issued and outstanding shares of Common Stock based on the number of shares of Common Stock outstanding as of March 25, 2004 (as represented by Issuer in the Merger Agreement). Amgen may be deemed to have the sole power to vote the Shares with respect to those matters described above. However, Amgen (i) is not entitled to any other rights as a stockholder of Issuer as to the Shares and (ii) disclaims any beneficial ownership of the shares of Common Stock that are covered by the Voting Agreement.

To the knowledge of Amgen, no other Reporting Person has an equity or other ownership interest in the Issuer.

(c) As described in Items 3 and 4 of the Current Statement, Amgen entered into the Voting Agreement and the Merger Agreement within the last 60 days.

(d) To the knowledge of Amgen, no person, other than the Stockholders set forth on Schedule B, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities of Issuer deemed to be beneficially owned by Amgen.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Current Statement is hereby amended and supplemented to add the following:

Items 3 and 4 above summarize certain provisions of the Merger Agreement and the Voting Agreement.

Copies of the Merger Agreement and the Voting Agreement are attached to Amgen’s Current Report on Form 8-K dated March 28, 2004 and included as Exhibits 12 and 13 below, respectively, and are incorporated by reference herein.

Item 7. Material to be filed as Exhibits.

The following documents are filed as exhibits:

Exhibit 1†	Letter Agreement between Amgen Inc. and Tularik Inc. dated February 11, 2003, as amended by a Letter Agreement between Amgen Inc. and Tularik Inc. dated May 21, 2003.

Exhibit 2†	Stock Purchase Agreement, dated May 21, 2003, by and between Amgen Inc., a Delaware corporation, and ZKB Pharma Vision AG, a company organized under the laws of Switzerland.

Exhibit 3†	Stock Purchase Agreement dated May 21, 2003 by and between Amgen Inc., a Delaware corporation, and Tularik Inc., a Delaware corporation.

Exhibit 4	Amended and Restated Registration Rights Agreement dated August 15, 1999 by and among Tularik Inc., a Delaware corporation, those individuals and entities set forth on the Schedule of Rights Holders attached thereto as Exhibit A and the holders of warrants to purchase Tularik’s Series H Preferred Stock set forth on the Schedule of Warrantholders attached thereto as Exhibit B (filed as Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1 (Registration No. 333-89177) and incorporated herein by reference).

Exhibit 5*	Registration Rights Agreement dated June 27, 2003 between Amgen Inc., a Delaware Corporation, and Tularik Inc., a Delaware corporation.

Exhibit 6+	Letter Agreement between Amgen Inc. and Tularik Inc. dated July 8, 2003.

Exhibit 7^	Letter Agreement between Amgen Inc., a Delaware corporation and Goldman, Sachs & Co., SG Cowen Securities Corporation, UBS Securities LLC and Sun Trust Capital Markets, Inc., as representatives of the underwriters of a proposed public offering of common stock of Tularik Inc., dated November 4, 2003.

Exhibit 8^	Agreement Related to Stock Purchase dated November 10, 2003 between Amgen Inc., a Delaware corporation, and Tularik, Inc., a Delaware corporation.

Exhibit 9^	Amendment No. 1 to Registration Rights Agreement dated November 10, 2003 between Amgen Inc., a Delaware corporation, and Tularik, Inc., a Delaware corporation.

Exhibit 10^	Letter Agreement between Amgen Inc. and Tularik Inc. dated August 29, 2003, amending the Letter Agreement between Amgen Inc. and Tularik Inc. dated February 11, 2003 as amended by a Letter Agreement between Amgen Inc. and Tularik Inc. dated May 21, 2003.

Exhibit 11§	Letter Agreement between Amgen Inc. and Tularik Inc. dated November 13, 2003.

Exhibit 12	Agreement and Plan of Merger, dated March 28, 2004, by and among Amgen, Merger Sub and Issuer (filed as an exhibit to the Current Report on Form 8-K filed by Amgen on March 29, 2004 and incorporated herein by reference).

Exhibit 13	Stockholder Voting Agreement, dated March 28, 2004, by and among Amgen, Issuer and certain Stockholders of Issuer listed on Schedule B hereto (filed as an exhibit to the Current Report on Form 8-K filed by Amgen on March 29, 2004 and incorporated herein by reference).

†	Previously filed with the Initial Statement.
*	Previously filed with Amendment No. 1 to the Initial Statement.
+	Previously filed with Amendment No. 2 to the Initial Statement.
^	Previously filed with Amendment No. 3 to the Initial Statement.
§	Previously filed with Amendment No. 4 to the Initial Statement.

SIGNATURE

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in the Current Statement is true, complete and correct.

Date: March 28, 2004	AMGEN INC.

	By:	/s/ DAVID J. SCOTT

	Name: Title:	David J. Scott Senior Vice President, General Counsel and Secretary

Schedule B

David V. Goeddel

A. Grant Heidrich, III

Edward W. Holmes

Edward R. McCracken

Steven L. McKnight

Craig A. P. D. Saxton

Andrew J. Perlman

Terry Rosen

William J. Rieflin

Jack M. Anthony

Michael D. Levy